UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2006

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 1702

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

_____________________________________________________________________________

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2006 and 2005

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

Lancaster, Pennsylvania

FINANCIAL STATEMENTS

December 31, 2006 and 2005

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	................1
FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	................2
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS	................3
NOTES TO FINANCIAL STATEMENTS	................4
SUPPLEMENTAL SCHEDULE
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	............10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Administrative Committee

Fulton Financial Affiliates'

401(k) Savings Plan and Trust

Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Fulton Financial Affiliates' 401(k) Savings Plan and Trust (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

Crowe Chizek and Company LLC
Columbus, Ohio
June 21, 2007

1.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS Years ended December 31, 2006 and 2005

	2006	2005
ASSETS
Cash	140,822	55,470
Investments at fair value (Note 4)	29,058,633	27,231,487
Receivables
Security transaction receivable	885	2,815
Accrued income	62,152	65,776
Employer contribution	400,011	413,751
Total receivables	463,048	482,342
Total assets	29,662,503	27,769,299
LIABILITIES
Administrative expenses payable	9,809	9,582
Security transaction payable	53,745	--
Total liabilities	63,554	9,582
Net assets available for benefits	29,598,949	27,759,717

See accompanying notes to financial statements

2.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income
Net appreciation/(depreciation) in fair value
of investments (Note 4)	1,179,894	(281,759)
Interest and dividends	1,275,441	1,231,159
	2,455,335	949,400
Contributions
Employer contribution	522,279	562,743
Participant contributions	1,345,235	1,407,512
Participant rollovers	172,478	113
	2,039,992	1,970,368
Total additions	4,495,327	2,919,768
Deductions from net assets attributed to:
Benefits paid to participants	2,589,228	1,445,231
Administrative expenses	66,867	64,203
	2,656,095	1,509,434
Net increase prior to transfer	1,839,232	1,410,334
Transfer due to plan merger (Note 9)	--	1,683,831
Net increase	1,839,232	3,094,165
Net assets available for benefits
Beginning of year	27,759,717	24,665,552
End of year	29,598,949	27,759,717

See accompanying notes to financial statements

3.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Affiliates' 401(k) Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan which covers eligible employees of certain merged bank subsidiaries. The Plan was established in 1991 and provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions: Eligible employees may elect to make contributions up to a maximum dollar amount prescribed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants direct the investment of their contributions into various investment options offered by the Plan. Fulton Financial Corporation (the Company) may contribute, at its discretion, a percentage of the employee's salary deferral contribution, to be determined each year (the employer match). An employer matching contribution of 100% of the first 3% of compensation deferred was made in 2006 and 2005 for all participants except those who were former participants in the Drovers Mechanics Bank Salary Deferral Plan (Drovers 401(k) Plan) or the First Washington Bank 401(k) Savings Plan (First Washington 401(k) Plan). The employer matching contribution formula for the former Drovers 401(k) Plan and First Washington 401(k) Plan participants was 50% of the first 6% of compensation deferred.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, the employer’s contributions and an allocation of Plan earnings. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of the accounts is based on years of service. Participants become 100% vested after completion of three years of credited service. Effective June 1, 2003, the Plan was amended to immediately 100% vest former Drovers 401(k) Plan participants in their accounts.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. Benefit payments are distributed in one of the following forms: a joint and survivor annuity, a lump sum payment or installment payments. Effective January 1, 2006, the Plan was amended to eliminate annuity payments as an allowable form of benefit payment.

(Continued)

4.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Loans: No participant loans secured by participant's Plan accounts shall be permitted under the Plan with the exception of any loans that were outstanding under the terms of the First Washington Plan at the time of its merger into the Fulton Financial Affiliates 401(k) Savings Plan and Trust on March 1, 2005.

The terms of First Washington loan policy are loans are secured by the balance in the participant's account. These loans are limited to the lesser of $50,000 or 50% of the participant's vested account balance. Loan principal and interest payments are made in accordance with the note's amortization schedule, and made via payroll.

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures are used to reduce the future contributions to the Plan. As of December 31, 2006 and 2005, forfeitures of $0 and $19,869, respectively were available. Forfeitures used to reduce the employer matching contribution for the plan year ended December 31, 2006 and 2005 were $28,331 and $0, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investments: The investments held by the Plan are shown at fair value. Securities which are traded on a national securities exchange, including Fulton Financial Corporation common stock, are valued at the last reported sales price on the last business day of the year. The Plan's investments in common trust funds are valued at the aggregate of the fair values of the underlying securities. Loans to participants are valued at their outstanding balances, which approximates fair value.

Purchases and sales are recorded on a trade date basis. Dividends are recorded on an ex-dividend date. Interest income is recorded on an accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

(Continued)

5.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS December 31, 2006 and 2005

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or common/collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Adoption of New Accounting Standard: Effective January 1, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”). This FSP modifies the accounting and reporting requirements for defined contribution plans’ direct and indirect investments in fully benefit-responsive investment contracts. Adoption of the FSP had no effect on the Plan’s 2006 or 2005 financial statements, as the Plan held no direct or indirect interests in fully benefit-responsive investment contracts as of December 31, 2006 or 2005.

Payment of Benefits: Benefits are recorded when paid.

Concentration of Credit Risk: At December 31, 2006 and 2005, approximately 19% and 20%, respectively, of the Plan’s assets were invested in Fulton Financial Corporation common stock.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

(Continued)

6.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS December 31, 2006 and 2005

NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets (at fair value).

	December 31, 2006
	Units or Shares	Fair Value
Fulton Financial Corporation Common Stock	333,530	5,569,951
Fulton Financial Advisors Retirement Common Stock Fund	28,645	3,056,463
Fulton Financial Advisors Retirement Fixed Income Fund	144,159	2,664,599
Fidelity Advisor Mid Cap Value Fund	138,334	3,513,684
MFS Value Fund	99,588	2,676,933
Vanguard 500 Index Fund	29,983	3,915,532
Goldman Sachs Financial Square Government Fund	2,986,961	2,986,961
American Century Small Company Fund	313,920	3,107,810
MFS Research International Fund	78,988	1,557,651
	December 31, 2005
	Units or Shares	Fair Value
Fulton Financial Corporation Common Stock	315,459	5,552,079
Fulton Financial Advisors Retirement Common Stock Fund	30,756	3,007,338
Fulton Financial Advisors Retirement Fixed Income Fund	171,441	3,032,073
Fidelity Advisor Mid Cap Value Fund	131,559	3,248,201
MFS Value Fund	83,685	1,944,830
Vanguard 500 Index Fund	27,688	3,181,879
Goldman Sachs Financial Square Government Fund	3,068,002	3,068,022
American Century Small Company Fund	322,411	3,159,625
MFS Research International Fund

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $1,179,894 and $(281,759) as follows:

	2006	2005
Mutual funds	817,701	(114,039)
Common trust funds	387,155	131,446
Fulton Financial Corporation Common Stock	(24,962)	(299,166)
	1,179,894	(281,759)

(Continued)

7.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS December 31, 2006 and 2005

NOTE 5 – TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $35,603 at December 31, 2006 and $361,213 at December 31, 2005.

NOTE 6 – PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, and party rendering services to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Conrad Seigal, the Plan recordkeeper, totaled $44,472 and $44,603 for 2006 and 2005, respectively. Fees paid by the Plan to Crowe Chizek and Company LLC, the current auditor, totaled $20,095 and $13,250 in 2006 and 2005, respectively. Fees paid by the Plan to Barley, Snyder, Senft & Cohen LLC, legal counsel for the Plan, totaled $2,300 and $6,350 for 2006 and 2005, respectively. At December 31, 2006 and 2005, the Plan had investments of $5,569,951 and $5,552,079, respectively, in Fulton Financial Corporation common stock which constitutes a party-in-interest investment. The Plan also has investments of $5,721,042 and $6,039,411 at December 31, 2006 and 2005, respectively, in common trusts funds that are administered by Fulton Financial Advisors, the custodian of the Plan. Fulton Financial Advisors is a wholly-owned subsidiary of the Company. Approximately $188,918 and $168,538 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2006 and 2005, respectively. The Plan also had investments in participant loans which qualified as party-in-interest investments.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated October 31, 2006, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 - STOCK SPLIT / STOCK DIVIDEND

The Company declared a five-for-four dividend on its common stock to all shareholders of record as of June 9, 2005.

(Continued)

8.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS December 31, 2006 and 2005

The company declared a 5% stock dividend on its common stock to all shareholders of record as of May 17, 2006.

NOTE 9 – PLAN MERGER

Effective March 1, 2005, the Plan was amended to merge the First Washington Bank 401(k) Savings Plan into the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust.

(Continued)

9.

SUPPLEMENTAL SCHEDULE

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

______________________________________________________________________________

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number:	005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest collateral, par or maturity value	(d) Cost	(e) Current Value
		Common Trust Funds
*	Fulton Financial Advisors	Retirement Fixed Income Fund	▲	2,664,599
*	Fulton Financial Advisors	Retirement Common Stock Fund	▲	3,056,443
		Mutual Funds
	MFS Investment Management	MFS Value Fund	▲	2,676,933
	Goldman & Sachs & Co.	Goldman Sachs Financial Square Government Fund	▲	2,986,961
	Fidelity Investments	Fidelity Advisor Mid Cap Value Fund	▲	3,513,684
	Vanguard	Vanguard 500 Index Fund	▲	3, 915,532
	American Century Investments, Inc.	American Century Small Company Fund	▲	3,107,810
	MFS Investment Management	MFS Research International Fund	▲	1,557,651
		Common Stock
*	Fulton Financial Corporation	Common Stock	▲	5,569,951
		Participant Loans
*	Plan Participants	Participant loans with interest rates ranging from 5.00% to 5.75%	▲	9,069
				29,058,633
* Party-in-interest ▲ All investments are participant directed, therefore, historical cost information is not required.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

Date: June __, 2007	By: /s/ Louis Yoka Louis Yoka Vice President, Compensation & Benefits

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1 Consent of Independent Auditors

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-76594 on Form S-8 of Fulton Financial Corporation of our report dated June 21, 2007, appearing in this Annual Report on Form 11-K of Fulton Financial Affiliates’ 401(k) Savings Plan and Trust for the year ended December 31, 2006.

/s/ Crowe Chizek and Company LLC

Columbus, Ohio

June 21, 2007